EXHIBIT 13.2
Condensed consolidated statement of income

	three months ended March 31
(unaudited - millions of Canadian $, except per share amounts)	2021	2020

Revenues
Canadian Natural Gas Pipelines	1,119	1,032
U.S. Natural Gas Pipelines	1,351	1,355
Mexico Natural Gas Pipelines	154	242
Liquids Pipelines	573	677
Power and Storage	184	112
	3,381	3,418
Income from Equity Investments	259	568
Operating and Other Expenses
Plant operating costs and other	886	920
Property taxes	196	176
Depreciation and amortization	645	630
Asset impairment charge and other	2,845	—
	4,572	1,726
Loss on Assets Held for Sale	—	(116)
Financial Charges
Interest expense	570	578
Allowance for funds used during construction	(50)	(82)
Interest income and other	(62)	527
	458	1,023
(Loss)/Income before Income Taxes	(1,390)	1,121
Income Tax Expense/(Recovery)
Current	209	91
Deferred	(649)	(255)
	(440)	(164)
Net (Loss)/Income	(950)	1,285
Net income attributable to non-controlling interests	69	96
Net (Loss)/Income Attributable to Controlling Interests	(1,019)	1,189
Preferred share dividends	38	41
Net (Loss)/Income Attributable to Common Shares	(1,057)	1,148
Net (Loss)/Income per Common Share
Basic and diluted	($1.11)	$1.22
Weighted Average Number of Common Shares (millions)
Basic	953	939
Diluted	953	940
See accompanying notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2021 | 41

Condensed consolidated statement of comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Net (Loss)/Income	(950)	1,285
Other Comprehensive (Loss)/Income, Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	(298)	1,702
Change in fair value of net investment hedges	11	(92)
Change in fair value of cash flow hedges	11	(495)
Reclassification to net income of gains and losses on cash flow hedges	8	4
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	3	(7)
Other comprehensive income on equity investments	187	4
Other comprehensive (loss)/income	(78)	1,116
Comprehensive (Loss)/Income	(1,028)	2,401
Comprehensive income attributable to non-controlling interests	57	230
Comprehensive (Loss)/Income Attributable to Controlling Interests	(1,085)	2,171
Preferred share dividends	38	41
Comprehensive (Loss)/Income Attributable to Common Shares	(1,123)	2,130
See accompanying notes to the Condensed consolidated financial statements.

42 | TC Energy First Quarter 2021

Condensed consolidated statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Cash Generated from Operations
Net (loss)/income	(950)	1,285
Depreciation and amortization	645	630
Deferred income taxes	(649)	(255)
Asset impairment charge and other	2,845	—
Income from equity investments	(259)	(568)
Distributions received from operating activities of equity investments	287	289
Employee post-retirement benefits funding, net of expense	5	12
Net loss on assets held for sale	—	116
Equity allowance for funds used during construction	(34)	(51)
Unrealized (gains)/losses on financial instruments	(36)	206
Foreign exchange losses on Loan receivable from affiliate	35	303
Other	9	127
Increase in operating working capital	(232)	(371)
Net cash provided by operations	1,666	1,723
Investing Activities
Capital expenditures	(1,645)	(1,996)
Capital projects in development	—	(122)
Contributions to equity investments	(240)	(151)
Deferred amounts and other	(306)	(149)
Net cash used in investing activities	(2,191)	(2,418)
Financing Activities
Notes payable (repaid)/issued, net	(2,707)	2,919
Long-term debt issued, net of issue costs	5,929	8
Long-term debt repaid	(980)	(1,071)
Junior subordinated notes issued, net of issue costs	496	—
Redeemable non-controlling interest repurchased	(633)	—
Dividends on common shares	(761)	(704)
Dividends on preferred shares	(39)	(41)
Distributions to non-controlling interests	(51)	(55)
Common shares issued	34	81
Acquisition of TC PipeLines, LP transaction costs	(5)	—
Net cash provided by financing activities	1,283	1,137
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(31)	105
Increase in Cash and Cash Equivalents	727	547
Cash and Cash Equivalents
Beginning of period	1,530	1,343
Cash and Cash Equivalents
End of period	2,257	1,890
See accompanying notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2021 | 43

Condensed consolidated balance sheet

	(unaudited - millions of Canadian $)	March 31, 2021	December 31, 2020

	ASSETS
	Current Assets
	Cash and cash equivalents	2,257	1,530
	Accounts receivable	2,680	2,162
	Inventories	667	629
	Other current assets	1,662	880
		7,266	5,201
Plant, Property and Equipment	net of accumulated depreciation of $30,113 and $29,597, respectively	67,185	69,775
	Loan Receivable from Affiliate	1,284	1,338
	Equity Investments	7,128	6,677
	Restricted Investments	1,931	1,898
	Regulatory Assets	1,783	1,753
	Goodwill	12,498	12,679
	Other Long-Term Assets	874	979
		99,949	100,300
	LIABILITIES
	Current Liabilities
	Notes payable	1,446	4,176
	Accounts payable and other	4,305	3,816
	Redeemable non-controlling interest	—	633
	Dividends payable	863	795
	Accrued interest	578	595
	Current portion of long-term debt	1,787	1,972
		8,979	11,987
	Regulatory Liabilities	4,063	4,148
	Other Long-Term Liabilities	1,441	1,475
	Deferred Income Tax Liabilities	4,921	5,806
	Long-Term Debt	39,634	34,913
	Junior Subordinated Notes	8,893	8,498
		67,931	66,827
	Redeemable Non-Controlling Interest	394	393
	EQUITY
	Common shares, no par value	26,589	24,488
Issued and outstanding:	March 31, 2021 – 979 million shares
	December 31, 2020 – 940 million shares
	Preferred shares	3,980	3,980
	Additional paid-in capital	—	2
	Retained earnings	3,082	5,367
	Accumulated other comprehensive loss	(2,152)	(2,439)
	Controlling Interests	31,499	31,398
	Non-controlling interests	125	1,682
		31,624	33,080
		99,949	100,300
Commitments, Contingencies and Guarantees (Note 15)
Variable Interest Entities (Note 16)
See accompanying notes to the Condensed consolidated financial statements.
44 | TC Energy First Quarter 2021

Condensed consolidated statement of equity

	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Common Shares
Balance at beginning of period	24,488	24,387
Shares issued:
Acquisition of TC PipeLines, LP, net of transaction costs	2,063	—
Exercise of stock options	38	90
Balance at end of period	26,589	24,477
Preferred Shares
Balance at beginning and end of period	3,980	3,980
Additional Paid-In Capital
Balance at beginning of period	2	—
Acquisition of TC PipeLines, LP	(398)	—
Issuance of stock options, net of exercises	(1)	(6)
Reclassification of additional paid-in capital deficit to retained earnings	397	6
Balance at end of period	—	—
Retained Earnings
Balance at beginning of period	5,367	3,955
Net (loss)/income attributable to controlling interests	(1,019)	1,189
Common share dividends	(852)	(761)
Preferred share dividends	(17)	(20)
Reclassification of additional paid-in capital deficit to retained earnings	(397)	(6)
Balance at end of period	3,082	4,357
Accumulated Other Comprehensive Loss
Balance at beginning of period	(2,439)	(1,559)
Other comprehensive (loss)/income attributable to controlling interests	(66)	982
Acquisition of TC PipeLines, LP	353	—
Balance at end of period	(2,152)	(577)
Equity Attributable to Controlling Interests	31,499	32,237
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,682	1,634
Net income attributable to non-controlling interests	68	96
Other comprehensive (loss)/income attributable to non-controlling interests	(12)	134
Distributions declared to non-controlling interests	(50)	(54)
Acquisition of TC PipeLines, LP	(1,563)	—
Balance at end of period	125	1,810
Total Equity	31,624	34,047
See accompanying notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2021 | 45

Notes to Condensed consolidated financial statements
(unaudited)
1. BASIS OF PRESENTATION
These Condensed consolidated financial statements of TC Energy Corporation (TC Energy or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TC Energy’s annual audited Consolidated financial statements for the year ended December 31, 2020, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the 2020 audited Consolidated financial statements included in TC Energy’s 2020 Annual Report.
These Condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2020 audited Consolidated financial statements included in TC Energy’s 2020 Annual Report.
Earnings for interim periods may not be indicative of results for the fiscal year in certain of the Company’s segments primarily due to:
•Natural gas pipelines segments – the timing of regulatory decisions and seasonal fluctuations in short-term throughput volumes on U.S. pipelines
•Liquids Pipelines – fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities
•Power and Storage – the impact of seasonal weather conditions on customer demand and market pricing in addition to maintenance outages in certain of the Company’s investments in electrical power generation plants and Canadian non-regulated gas storage facilities.
Use of Estimates and Judgments
In preparing these financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited Consolidated financial statements for the year ended December 31, 2020, except as described in Note 2, Accounting changes.
2. ACCOUNTING CHANGES
Reference Rate Reform
In response to the expected cessation of the London Interbank Offered Rate (LIBOR), of which certain rate settings will cease to be published at the end of 2021 with full cessation by mid-2023, the FASB issued new optional guidance in March 2020 that eases the potential burden in accounting for such reference rate reform. The new guidance provides optional expedients for contracts and hedging relationships that are affected by reference rate reform if certain criteria are met. Each of the expedients can be applied as of January 1, 2020 through December 31, 2022. For eligible hedging relationships existing as of January 1, 2020 and prospectively, the Company has applied an optional expedient allowing an entity to assume that the hedged forecasted transaction in a cash flow hedge is probable of occurring. The Company continues to monitor developments and is addressing necessary system and contractual changes while assessing the adoption of the standard market proposed reference rates. This includes identifying and analyzing existing agreements to determine the effect of reference rate reform on its consolidated financial statements. The Company will continue to evaluate the timing and potential impact of adoption for other optional expedients when deemed necessary.
46 | TC Energy First Quarter 2021

Changes in Accounting Policies for 2021
Income taxes
In December 2019, the FASB issued new guidance that simplified the accounting for income taxes and clarified existing guidance. This new guidance was effective January 1, 2021 and did not have a material impact on the Company's consolidated financial statements.
3. SEGMENTED INFORMATION

three months ended March 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,119	1,351	154	573	184	—		3,381
Intersegment revenues	—	38	—	—	13	(51)	[2]	—
	1,119	1,389	154	573	197	(51)		3,381
Income from equity investments	2	71	38	18	95	35	[3]	259
Plant operating costs and other	(360)	(307)	(12)	(146)	(109)	48	[2]	(886)
Property taxes	(75)	(92)	—	(28)	(1)	—		(196)
Depreciation and amortization	(330)	(188)	(28)	(80)	(19)	—		(645)
Asset impairment charge and other	—	—	—	(2,845)	—	—		(2,845)
Segmented Earnings/(Losses)	356	873	152	(2,508)	163	32		(932)
Interest expense								(570)
Allowance for funds used during construction								50
Interest income and other[3]								62
Loss before Income Taxes								(1,390)
Income tax recovery								440
Net Loss								(950)
Net income attributable to non-controlling interests								(69)
Net Loss Attributable to Controlling Interests								(1,019)
Preferred share dividends								(38)
Net Loss Attributable to Common Shares								(1,057)
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance. Refer to Note 7, Loan receivable from affiliate, for additional information.
TC Energy First Quarter 2021 | 47

three months ended March 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,032	1,355	242	677	112	—		3,418
Intersegment revenues	—	42	—	—	7	(49)	[2]	—
	1,032	1,397	242	677	119	(49)		3,418
Income from equity investments	3	74	40	20	128	303	[3]	568
Plant operating costs and other	(366)	(363)	(13)	(178)	(47)	47	[2]	(920)
Property taxes	(72)	(76)	—	(26)	(2)	—		(176)
Depreciation and amortization	(306)	(194)	(30)	(82)	(18)	—		(630)
Loss on assets held for sale	—	—	—	—	(116)	—		(116)
Segmented Earnings	291	838	239	411	64	301		2,144
Interest expense								(578)
Allowance for funds used during construction								82
Interest income and other[3]								(527)
Income before Income Taxes								1,121
Income tax recovery								164
Net Income								1,285
Net income attributable to non-controlling interests								(96)
Net Income Attributable to Controlling Interests								1,189
Preferred share dividends								(41)
Net Income Attributable to Common Shares								1,148
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance. Refer to Note 7, Loan receivable from affiliate, for additional information.
Total Assets by Segment

(unaudited - millions of Canadian $)	March 31, 2021	December 31, 2020

Canadian Natural Gas Pipelines	23,598	22,852
U.S. Natural Gas Pipelines	43,098	43,217
Mexico Natural Gas Pipelines	7,247	7,215
Liquids Pipelines	14,853	16,744
Power and Storage	5,214	5,062
Corporate	5,939	5,210
	99,949	100,300

48 | TC Energy First Quarter 2021

4. REVENUES
Disaggregation of Revenues
The following tables summarize total Revenues for the three months ended March 31, 2021 and 2020:

three months ended March 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,092	1,119	146	486	—	2,843
Power generation	—	—	—	—	79	79
Natural gas storage and other[1]	27	210	8	1	76	322
	1,119	1,329	154	487	155	3,244
Other revenues[2,3]	—	22	—	86	29	137
	1,119	1,351	154	573	184	3,381
1Includes $27 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments.
3Includes $32 million of operating lease income.

three months ended March 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,032	1,158	152	582	—	2,924
Power generation	—	—	—	—	57	57
Natural gas storage and other[1]	—	178	90	1	21	290
	1,032	1,336	242	583	78	3,271
Other revenues[2,3]	—	19	—	94	34	147
	1,032	1,355	242	677	112	3,418
1Includes $77 million of fee revenues from an affiliate related to the construction of the Sur de Texas pipeline which is 60 per cent owned by TC Energy.
2Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments.
3Includes $32 million of operating lease income.
Contract Balances

(unaudited - millions of Canadian $)	March 31, 2021	December 31, 2020	Affected line item on the Condensed consolidated balance sheet

Receivables from contracts with customers	1,427	1,330	Accounts receivable
Contract assets	258	132	Other current assets
Long-term contract assets	163	192	Other long-term assets
Contract liabilities[1]	115	129	Accounts payable and other
Long-term contract liabilities	198	203	Other long-term liabilities
1During the three months ended March 31, 2021, $4 million (2020 – $3 million) of revenues were recognized that were included in contract liabilities at the beginning of the period.
TC Energy First Quarter 2021 | 49

Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily relate to force majeure fixed capacity payments received on long-term capacity arrangements in Mexico.
Future Revenues from Remaining Performance Obligations
As at March 31, 2021, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2048 are approximately $23.2 billion, of which approximately $2.8 billion is expected to be recognized during the remainder of 2021.
5. ASSET IMPAIRMENT CHARGE AND OTHER
Keystone XL
On January 20, 2021, the Presidential Permit for the Keystone XL pipeline was revoked and, as a result, the Company suspended the advancement of the project and ceased capitalizing costs, including interest during construction, while TC Energy assessed the options available to itself and its partner, the Government of Alberta. The Company has subsequently agreed with the Government of Alberta to formally suspend the Keystone XL pipeline project and has evaluated its investment for impairment along with those in related capital projects in development, including Heartland Pipeline, TC Terminals and Keystone Hardisty Terminal. The Company determined that the carrying amount of these assets within the Liquids Pipelines segment was no longer fully recoverable and recognized an asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to suspension activities, of $2,845 million ($2,192 million after tax). The asset impairment charge was based on the excess of the carrying value of $3,301 million over the estimated fair value of $238 million. Adjustments to the estimated fair value and additional future contractual and legal obligations will be expensed as incurred.

three months ended March 31, 2021	Estimated Fair Value	Asset impairment charge and other
(unaudited - millions of Canadian $)		Pre-tax	After-tax

Asset impairment charge
Plant and equipment	238	349	265
Related capital projects in development	—	230	175
Other capitalized costs	—	2,158	1,642
Capitalized interest	—	326	248
	238	3,063	2,330
Other
Contractual recoveries	n/a	(697)	(531)
Contractual and legal obligations related to suspension activities	n/a	479	393
	238	2,845	2,192
The estimated fair value of $238 million related to plant and equipment was based on the price that would be expected to be received from selling these assets in their current condition. Key assumptions used in the determination of selling price included an estimated two-year disposal period and current energy market demand. The valuation considered a variety of potential selling prices that were based on various markets that could be used to dispose of these assets and required the use of unobservable inputs. As a result, the fair value is classified in Level III of the fair value hierarchy.
As the Company does not see the related capital projects in development proceeding at this time, it has recorded an asset impairment charge equal to the carrying value of these projects included in Other long-term assets on the Condensed consolidated balance sheet as the estimated fair value of these related projects was determined to be nil.
50 | TC Energy First Quarter 2021

6. INCOME TAXES
Effective Tax Rates
The effective income tax rates were 32 per cent and negative 15 per cent for the three months ended March 31, 2021 and 2020, respectively. The increase in the effective income tax rate is primarily due to the impacts of the Keystone XL asset impairment charge recorded in the three months ended March 31, 2021, higher foreign income tax rate differentials and higher flow-through income taxes on Canadian rate-regulated natural gas pipelines, as well as the release of an income tax valuation allowance recognized in the three months ended March 31, 2020.
7. LOAN RECEIVABLE FROM AFFILIATE
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Sur de Texas
At March 31, 2021 and December 31, 2020, Loan receivable from affiliate on the Company's Condensed consolidated balance sheet reflected a MXN$20.9 billion or $1.3 billion loan receivable from the Sur de Texas joint venture which represents TC Energy's 60 per cent proportionate share of long-term debt financing to the joint venture. The Company's Condensed consolidated statement of income reflects the related interest income and foreign exchange impact on this loan receivable which were fully offset upon consolidation with corresponding amounts included in TC Energy’s 60 per cent proportionate share of Sur de Texas equity earnings as follows:

(unaudited - millions of Canadian $)	three months ended March 31		Affected line item in the Condensed consolidated statement of income
	2021	2020

Interest income[1]	21	33	Interest income and other
Interest expense[2]	(21)	(33)	Income from equity investments
Foreign exchange losses[1]	(35)	(303)	Interest income and other
Foreign exchange gains[1]	35	303	Income from equity investments
1Included in the Corporate segment.
2Included in the Mexico Natural Gas Pipelines segment.
8. LONG-TERM DEBT
Long-Term Debt Issued
Long-term debt issued by the Company in the three months ended March 31, 2021 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

Keystone XL subsidiaries[1]	January 2021	Project-Level Credit Facility	May 2021	US 619	Floating
Columbia Pipeline Group, Inc.	January 2021	Term Loan	June 2022	US 4,040	Floating
1On January 4, 2021, the Company established a US$4.1 billion project-level credit facility to support the construction of the Keystone XL pipeline that is fully guaranteed by the Government of Alberta and non-recourse to TC Energy. The availability of this credit facility was subsequently reduced to US$1.6 billion with full repayment of amounts outstanding expected in second quarter 2021. In the three months ended March 31, 2021, the Company made draws of US$619 million on the credit facility.

TC Energy First Quarter 2021 | 51

Long-Term Debt Retired/Repaid
Long-term debt retired/repaid by the Company in the three months ended March 31, 2021 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Retirement/Repayment date	Type	Amount	Interest rate

TransCanada PipeLines Limited	January 2021	Debentures	US 400	9.875%
TC PipeLines, LP	March 2021	Senior Unsecured Notes	US 350	4.65%
In addition, on March 4, 2021, the Company's subsidiary, TC PipeLines, LP, terminated a US$500 million unsecured revolving credit facility bearing interest at a floating rate on which no amount was outstanding.
Capitalized Interest
In the three months ended March 31, 2021, TC Energy capitalized interest related to capital projects of $17 million (2020 – $64 million).
9. JUNIOR SUBORDINATED NOTES ISSUED
Junior subordinated notes issued by the Company in the three months ended March 31, 2021 included the following:

(unaudited - millions of Canadian $)
Company	Issue date	Type	Maturity date	Amount	Interest rate

TransCanada PipeLines Limited	March 2021	Junior Subordinated Notes[1]	March 2081	500	4.45%
1The Junior subordinated notes were issued to TransCanada Trust, a financing trust subsidiary wholly owned by TCPL. While the obligations of TransCanada Trust are fully and unconditionally guaranteed by TCPL on a subordinated basis, TransCanada Trust is not consolidated in TC Energy's financial statements since TCPL does not have a variable interest in TransCanada Trust and the only substantive assets of TransCanada Trust are junior subordinated notes of TCPL.
In March 2021, TransCanada Trust (the Trust) issued $500 million of Trust Notes – Series 2021-A to investors with a fixed interest rate of 4.20 per cent per annum for the first 10 years and resetting on the 10th anniversary and every five years thereafter. All of the proceeds of the issuance by the Trust were loaned to TCPL for $500 million of junior subordinated notes of TCPL at an initial fixed rate of 4.45 per cent per annum, including a 0.25 per cent administration charge. The rate on the junior subordinated notes of TCPL will reset every five years commencing March 2031 until March 2051 to the then Five Year Government of Canada Yield, as defined in the document governing the subordinated notes, plus 3.316 per cent per annum; from March 2051 until March 2081, the interest rate will reset to the then Five Year Government of Canada Yield plus 4.066 per cent per annum. The junior subordinated notes are callable at TCPL's option at any time from December 4, 2030 to March 4, 2031 and on each interest payment and reset date thereafter at 100 per cent of the principal amount plus accrued and unpaid interest to the date of redemption.
The Junior subordinated notes are subordinated in right of payment to existing and future senior indebtedness and other obligations of TCPL.

52 | TC Energy First Quarter 2021

10. REDEEMABLE NON-CONTROLLING INTEREST AND NON-CONTROLLING INTERESTS
Redeemable Non-Controlling Interest
On January 8, 2021, the Company exercised its call right in accordance with contractual terms and paid $633 million (US$497 million) to repurchase the Government of Alberta Class A Interests which were classified as Current liabilities on the Consolidated balance sheet at December 31, 2020. This transaction was funded by draws on the project-level credit facility guaranteed by the Government of Alberta and non-recourse to TC Energy.
On January 20, 2021, the Presidential Permit for the Keystone XL pipeline was revoked. Refer to Note 5, Asset impairment charge and other, for additional information. As a result and as of this date, the Company ceased accruing a return on the Government of Alberta Class A Interests classified as Redeemable non-controlling interest as it was no longer probable that the Class A Interests would be redeemed.
The changes in Redeemable non-controlling interest classified in mezzanine equity were as follows:

	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Balance at beginning of period	393	—
Class A Interests issued	—	102
Net income attributable to redeemable non-controlling interest[1]	1	—
Balance at end of period	394	102
1    Includes a return accrual on Class A Interests for the period of January 1 to January 20, 2021 within Net income attributable to non-controlling interests in the Condensed consolidated statement of income.
Non-Controlling Interests
Acquisition of TC PipeLines, LP
On December 14, 2020, the Company entered into a definitive agreement and plan of merger to acquire all the outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy or its affiliates in exchange for TC Energy common shares. Upon close of the transaction on March 3, 2021, TC PipeLines, LP common unitholders received 0.70 TC Energy common shares for each issued and outstanding publicly-held TC PipeLines, LP common unit representing, in aggregate, 37,955,093 TC Energy common shares. As a result, TC PipeLines, LP became an indirect, wholly-owned subsidiary of TC Energy.
As the Company controlled TC PipeLines, LP, this acquisition was accounted for as an equity transaction with the following impact reflected on the Condensed consolidated balance sheet:

(unaudited - millions of Canadian $)	March 3, 2021

Common shares	2,063
Additional paid-in capital	(398)
Accumulated other comprehensive loss	353
Non-controlling interests	(1,563)
Deferred income tax liabilities	(443)
Other	(12)
TC Energy First Quarter 2021 | 53

11. COMMON SHARES AND PREFERRED SHARES
The Board of Directors of TC Energy declared quarterly dividends as follows:

	three months ended March 31
(unaudited - Canadian $, rounded to two decimals)	2021	2020

per common share	0.87	0.81

per Series 1 preferred share	0.22	0.22
per Series 2 preferred share	0.13	0.22
per Series 3 preferred share	0.11	0.13
per Series 4 preferred share	0.09	0.18
per Series 5 preferred share	0.12	0.14
per Series 6 preferred share	0.10	0.20
per Series 7 preferred share	0.24	0.24
per Series 9 preferred share	0.24	0.24
Acquisition of TC PipeLines, LP
On March 3, 2021, TC Energy issued 37,955,093 common shares to acquire all the outstanding publicly-held common units of TC PipeLines, LP. Refer to Note 10, Redeemable non-controlling interest and non-controlling interests, for additional information.
Preferred Shares
On January 30, 2021, 818,876 Series 5 preferred shares were converted, on a one-for-one basis, into Series 6 preferred shares and 175,208 Series 6 preferred shares were converted, on a one-for-one basis, into Series 5 preferred shares.
On April 1, 2021, TC Energy announced that it will redeem all of the issued and outstanding Series 13 preferred shares on May 31, 2021 at a price equal to $25.00 per share. The Company will use the proceeds from the issuance of $500 million of Junior Subordinated Notes through the Trust to finance this redemption. On May 6, 2021, the Company declared a final quarterly dividend of $0.34375 per Series 13 preferred share, for the period up to but excluding May 31, 2021, payable on May 31, 2021 to shareholders of record on May 17, 2021. This will be the final dividend on the Series 13 preferred shares and, as the redemption date is also a dividend payment date, the redemption price will not include any accrued and unpaid dividends. Subsequent to May 31, 2021, the Series 13 preferred shares will cease to be entitled to dividends.

54 | TC Energy First Quarter 2021

12. OTHER COMPREHENSIVE (LOSS)/INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Components of other comprehensive (loss)/income, including the portion attributable to non-controlling interests and related tax effects, are as follows:

three months ended March 31, 2021	Before Tax Amount	Income Tax Expense	Net of Tax Amount
(unaudited - millions of Canadian $)

Foreign currency translation losses on net investment in foreign operations	(288)	(10)	(298)
Change in fair value of net investment hedges	15	(4)	11
Change in fair value of cash flow hedges	14	(3)	11
Reclassification to net income of gains and losses on cash flow hedges	11	(3)	8
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	3	—	3
Other comprehensive income on equity investments	249	(62)	187
Other Comprehensive Loss	4	(82)	(78)

three months ended March 31, 2020	Before Tax Amount	Income Tax Recovery/(Expense)	Net of Tax Amount
(unaudited - millions of Canadian $)

Foreign currency translation gains on net investment in foreign operations	1,611	91	1,702
Change in fair value of net investment hedges	(122)	30	(92)
Change in fair value of cash flow hedges	(656)	161	(495)
Reclassification to net income of gains and losses on cash flow hedges	5	(1)	4
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	(9)	2	(7)
Other comprehensive income on equity investments	5	(1)	4
Other Comprehensive Income	834	282	1,116
The changes in AOCI by component are as follows:

three months ended March 31, 2021	Currency Translation Adjustments	Cash Flow Hedges	Pension and OPEB Plan Adjustments	Equity Investments	Total[1]
(unaudited - millions of Canadian $)

AOCI balance at January 1, 2021	(1,273)	(143)	(285)	(738)	(2,439)
Other comprehensive (loss)/income before reclassifications[2]	(273)	10	—	180	(83)
Amounts reclassified from AOCI	—	8	3	6	17
Net current period other comprehensive (loss)/income	(273)	18	3	186	(66)
Acquisition of TC PipeLines, LP4	362	(13)	—	4	353
AOCI balance at March 31, 2021	(1,184)	(138)	(282)	(548)	(2,152)
1All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.
2Other comprehensive (loss)/income before reclassifications on currency translation adjustments, cash flow hedges and equity investments are net of non-controlling interest losses of $14 million, gains of $1 million and $1 million, respectively.
3Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $47 million ($35 million, net of tax) at March 31, 2021. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.
4Represents the historical OCI attributable to non-controlling interests of TC PipeLines, LP which was reclassified to AOCI upon completion of the acquisition of all the outstanding publicly-held common units of TC PipeLines, LP on March 3, 2021. Refer to Note 10, Redeemable non-controlling interest and non-controlling interests, for additional information.
TC Energy First Quarter 2021 | 55

Details about reclassifications out of AOCI into the Condensed consolidated statement of income are as follows:

	Amounts Reclassified from AOCI		Affected line item in the Condensed consolidated statement of income[1]
	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Cash flow hedges
Commodities	(2)	(2)	Revenues (Power and Storage)
Interest rate	(9)	(3)	Interest expense
	(11)	(5)	Total before tax
	3	1	Income tax recovery
	(8)	(4)	Net of tax[2]
Pension and other post-retirement benefit plan adjustments
Amortization of actuarial (losses)/gains	(3)	9	Plant operating costs and other[3]
	—	(2)	Income tax recovery
	(3)	7	Net of tax
Equity investments
Equity income	(8)	(4)	Income from equity investments
	2	1	Income tax recovery
	(6)	(3)	Net of tax
1All amounts in parentheses indicate expenses to the Condensed consolidated statement of income.
2Amounts reclassified from AOCI on cash flow hedges are net of non-controlling interests of nil for the three months ended March 31, 2021 (2020 – losses of less than $1 million).
3These AOCI components are included in the computation of net benefit cost. Refer to Note 13, Employee post-retirement benefits, for additional information.
13. EMPLOYEE POST-RETIREMENT BENEFITS
The net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans is as follows:

	three months ended March 31
	Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2021	2020	2021	2020

Service cost[1]	43	38	1	1
Other components of net benefit cost[1]
Interest cost	30	35	3	4
Expected return on plan assets	(58)	(57)	(3)	(4)
Amortization of actuarial losses	6	5	1	1
Amortization of regulatory asset	6	6	—	—
	(16)	(11)	1	1
Net Benefit Cost	27	27	2	2
1Service cost and other components of net benefit cost are included in Plant operating costs and other in the Condensed consolidated statement of income.
56 | TC Energy First Quarter 2021

14. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to market risk and counterparty credit risk, and has strategies, policies and limits in place to manage the impact of these risks on earnings, cash flows and shareholder value.
Counterparty credit risk
TC Energy’s exposure to counterparty credit risk consists of its cash and cash equivalents, accounts receivable, available-for-sale assets, the fair value of derivative assets and loans receivable.
While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy maintains close monitoring and communication with those counterparties experiencing greater financial pressures due to significant market events, including the COVID-19 pandemic. Refer to TC Energy's 2020 Annual Report for more information about the factors that mitigate the Company's counterparty credit risk exposure.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At March 31, 2021, there were no significant credit losses, no significant credit risk concentration and no significant amounts past due or impaired.
Net investment in foreign operations
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency swaps, foreign exchange forwards and foreign exchange options.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	March 31, 2021		December 31, 2020
(unaudited - millions of Canadian $, unless otherwise noted)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar foreign exchange options (maturing 2021 to 2023)	31	US 3,000	45	US 2,200
U.S. dollar cross-currency interest rate swaps (maturing 2022 to 2025)	29	US 400	23	US 400
U.S. dollar foreign exchange forward contracts (maturing 2021)	11	—	—	—
	71	US 3,400	68	US 2,600
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
The notional amounts and fair values of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless otherwise noted)	March 31, 2021	December 31, 2020

Notional amount	25,100 (US 19,900)	27,700 (US 21,800)
Fair value	29,300 (US 23,300)	33,800 (US 26,500)
TC Energy First Quarter 2021 | 57

Non-derivative financial instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Other current assets, Loan receivable from affiliate, Restricted investments, Other long-term assets, Notes payable, Accounts payable and other, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy, except for the Company's LMCI equity securities which are classified in Level I.
Credit risk has been taken into consideration when calculating the fair value of non-derivative instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2021		December 31, 2020
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt including current portion	(41,421)	(47,788)	(36,885)	(46,054)
Junior subordinated notes	(8,893)	(9,134)	(8,498)	(8,908)
	(50,314)	(56,922)	(45,383)	(54,962)
Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

	March 31, 2021		December 31, 2020
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[1]	LMCI restricted investments	Other restricted investments[1]

Fair values of fixed income securities[2,3]
Maturing within 1 year	—	34	—	17
Maturing within 1-5 years	43	89	—	66
Maturing within 5-10 years	948	—	985	—
Maturing after 10 years	70	—	85	—
Fair value of equity securities[2,4]	763	—	736	—
	1,824	123	1,806	83
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Condensed consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.
58 | TC Energy First Quarter 2021

	three months ended March 31
	2021		2020
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized (losses)/gains	(40)	(1)	(23)	1
Net realized (losses)/gains[3]	(1)	—	2	—
1Gains and losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory assets or liabilities.
2Gains and losses on other restricted investments are included in Interest income and other in the Condensed consolidated statement of income.
3Realized gains and losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
TC Energy First Quarter 2021 | 59

Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments was as follows:

at March 31, 2021	Cash Flow Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	47	47
Foreign exchange	—	48	197	245
	—	48	244	292
Other long-term assets
Commodities[2]	—	—	15	15
Foreign exchange	—	37	6	43
	—	37	21	58
Total Derivative Assets	—	85	265	350
Accounts payable and other
Commodities[2]	(11)	—	(43)	(54)
Foreign exchange	—	—	(11)	(11)
Interest rate	(21)	—	—	(21)
	(32)	—	(54)	(86)
Other long-term liabilities
Commodities[2]	(5)	—	(11)	(16)
Foreign exchange	—	(14)	(3)	(17)
Interest rate	(26)	—	—	(26)
	(31)	(14)	(14)	(59)
Total Derivative Liabilities	(63)	(14)	(68)	(145)
Total Derivatives	(63)	71	197	205
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.

60 | TC Energy First Quarter 2021

at December 31, 2020	Cash Flow Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	13	13
Foreign exchange	—	47	175	222
	—	47	188	235
Other long-term assets
Foreign exchange	—	22	19	41
	—	22	19	41
Total Derivative Assets	—	69	207	276
Accounts payable and other
Commodities[2]	(8)	—	(32)	(40)
Foreign exchange	—	(1)	(10)	(11)
Interest rate	(21)	—	—	(21)
	(29)	(1)	(42)	(72)
Other long-term liabilities
Commodities[2]	(6)	—	(4)	(10)
Interest rate	(49)	—	—	(49)
	(55)	—	(4)	(59)
Total Derivative Liabilities	(84)	(1)	(46)	(131)
Total Derivatives	(84)	68	161	145
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at March 31, 2021	Power	Natural Gas	Liquids	Foreign Exchange	Interest Rate
(unaudited)

Purchases[1]	125	121	27	—	—
Sales[1]	1,628	45	29	—	—
Millions of U.S. dollars	—	—	—	5,387	1,100
Millions of Mexican pesos	—	—	—	4,282	—
Maturity dates	2021-2025	2021-2027	2021	2021-2023	2022-2026
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
TC Energy First Quarter 2021 | 61

at December 31, 2020	Power	Natural Gas	Liquids	Foreign Exchange	Interest Rate
(unaudited)

Purchases[1]	185	13	26	—	—
Sales[1]	1,786	14	30	—	—
Millions of U.S. dollars	—	—	—	4,432	1,100
Millions of Mexican pesos	—	—	—	1,700	—
Maturity dates	2021-2025	2021-2027	2021	2021-2022	2022-2026
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and realized gains/(losses) on derivative instruments
The following summary does not include hedges of the net investment in foreign operations:

	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Derivative Instruments Held for Trading[1]
Amount of unrealized gains/(losses) in the period
Commodities	31	66
Foreign exchange	5	(272)
Amount of realized gains/(losses) in the period
Commodities	61	36
Foreign exchange	41	(12)
Derivative Instruments in Hedging Relationships[2]
Amount of realized (losses)/gains in the period
Commodities	(11)	(3)
Interest rate	(6)	1
1Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on foreign exchange held-for-trading derivative instruments are included on a net basis in Interest income and other.
2In the three months ended March 31, 2021 and 2020, there were no gains or losses included in Net (loss)/income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.
Derivatives in cash flow hedging relationships
The components of OCI (Note 12) related to the change in fair value of derivatives in cash flow hedging relationships before tax and including the portion attributable to non-controlling interests were as follows:

	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2021	2020

Change in fair value of derivative instruments recognized in OCI[1]
Commodities	(4)	4
Interest rate	18	(660)
	14	(656)
1No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI.
62 | TC Energy First Quarter 2021

Effect of fair value and cash flow hedging relationships
The following table details amounts presented in the Condensed consolidated statement of income in which the effects of fair value or cash flow hedging relationships were recorded:

	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Fair Value Hedges
Interest rate contracts[1]
Hedged items	—	(3)
Derivatives designated as hedging instruments	—	1
Cash Flow Hedges
Reclassification of losses on derivative instruments from AOCI to net income[2,3]
Interest rate contracts[1]	(9)	(3)
Commodity contracts[4]	(2)	(2)
1Presented within Interest expense in the Condensed consolidated statement of income.
2Refer to Note 12, Other comprehensive (loss)/income and accumulated other comprehensive loss, for the components of OCI related to derivatives in cash flow hedging relationships including the portion attributable to non-controlling interests.
3There are no amounts recognized in earnings that were excluded from effectiveness testing.
4Presented within Revenues (Power and Storage) in the Condensed consolidated statement of income.
Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements, however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated balance sheet. The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2021	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	62	(41)	21
Foreign exchange	288	(28)	260
	350	(69)	281
Derivative instrument liabilities
Commodities	(70)	41	(29)
Foreign exchange	(28)	28	—
Interest rate	(47)	—	(47)
	(145)	69	(76)
1Amounts available for offset do not include cash collateral pledged or received.
TC Energy First Quarter 2021 | 63

at December 31, 2020	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	13	(7)	6
Foreign exchange	263	(11)	252
	276	(18)	258
Derivative instrument liabilities
Commodities	(50)	7	(43)
Foreign exchange	(11)	11	—
Interest rate	(70)	—	(70)
	(131)	18	(113)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $59 million and letters of credit of $52 million at March 31, 2021 (December 31, 2020 – $54 million and $39 million, respectively) to its counterparties. At March 31, 2021 and December 31, 2020, the Company held no cash collateral and no letters of credit from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
Based on contracts in place and market prices at March 31, 2021, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $4 million (December 31, 2020 – $4 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on March 31, 2021, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
Fair Value Hierarchy
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category includes long-dated commodity transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, if not available, long-term broker quotes to estimate the fair value for these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

64 | TC Energy First Quarter 2021

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at March 31, 2021	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	9	53	—	62
Foreign exchange	—	288	—	288
Derivative instrument liabilities
Commodities	(6)	(60)	(4)	(70)
Foreign exchange	—	(28)	—	(28)
Interest rate	—	(47)	—	(47)
	3	206	(4)	205
1There were no transfers from Level II to Level III for the three months ended March 31, 2021.

at December 31, 2020	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	3	10	—	13
Foreign exchange	—	263	—	263
Derivative instrument liabilities
Commodities	(15)	(31)	(4)	(50)
Foreign exchange	—	(11)	—	(11)
Interest rate	—	(70)	—	(70)
	(12)	161	(4)	145
1There were no transfers from Level II to Level III for the year ended December 31, 2020.
The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended March 31
(unaudited - millions of Canadian $)	2021	2020

Balance at beginning of period	(4)	(7)
Total gains included in Net (loss)/ income	—	4
Balance at end of period[1]	(4)	(3)
1For the three months ended March 31, 2021, there were no amounts recognized in Revenues attributed to derivatives in the Level III category that were still held at March 31, 2021 (2020 – unrealized gains of $4 million).

TC Energy First Quarter 2021 | 65

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
TC Energy’s capital expenditure commitments at December 31, 2020 included certain construction costs associated with the Keystone XL pipeline. Following the revocation of the Presidential Permit for the Keystone XL pipeline on January 20, 2021, the Company and its partner formally suspended the project and it has evaluated its investment in Keystone XL for impairment along with the related capital projects in development. As a result, capital commitments related to Keystone XL have been reduced by approximately $0.9 billion. Refer to Note 5, Asset impairment charge and other, for more information.
Contingencies
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.
Guarantees
As part of its role as operator of the Northern Courier pipeline, TC Energy has guaranteed the financial performance of the pipeline related to delivery and terminalling of bitumen and diluent and contingent financial obligations under sub-lease agreements.
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in Other long-term liabilities on the Condensed consolidated balance sheet. Information regarding the Company’s guarantees is as follows:

		March 31, 2021		December 31, 2020
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Northern Courier	to 2055	300	26	300	26
Sur de Texas	to 2043	99	—	100	—
Bruce Power	to 2023	88	—	88	—
Other jointly-owned entities	to 2043	77	4	78	4
		564	30	566	30
1TC Energy's share of the potential estimated current or contingent exposure.
66 | TC Energy First Quarter 2021

16. VARIABLE INTEREST ENTITIES
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company is the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE. A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than the settlement of the VIE’s obligations, or are not considered a business, are as follows:

(unaudited - millions of Canadian $)	March 31, 2021	December 31, 2020

ASSETS
Current Assets
Cash and cash equivalents	41	254
Accounts receivable	61	61
Inventories	27	26
Other	8	11
	137	352
Plant, Property and Equipment	3,343	3,325
Equity Investments	703	714
Goodwill	418	424
Other Long-Term Assets	—	8
	4,601	4,823
LIABILITIES
Current Liabilities
Accounts payable and other	125	109
Redeemable non-controlling interest	—	633
Accrued interest	23	21
Current portion of long-term debt	910	579
	1,058	1,342
Regulatory Liabilities	60	60
Other Long-Term Liabilities	9	11
Deferred Income Tax Liabilities	12	12
Long-Term Debt	2,420	2,468
	3,559	3,893
Certain consolidated VIEs have a redeemable non-controlling interest that ranks above the Company's equity interest. Refer to Note 10, Redeemable non-controlling interest and non-controlling interests, for additional information.
TC Energy First Quarter 2021 | 67

Non-Consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid.
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	March 31, 2021	December 31, 2020

Balance sheet
Equity investments
Bruce Power	3,451	3,306
Pipeline equity investments	1,635	1,371
Off-balance sheet exposure[1]
Bruce Power	1,303	1,183
Pipeline equity investments	1,663	1,506
Maximum exposure to loss	8,052	7,366
1 Includes maximum potential exposure to guarantees and future funding commitments.
68 | TC Energy First Quarter 2021